April 12, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore

Re:SSI Investments II Limited

Form 10-K for the Fiscal Year Ended January 31, 2012

Filed April 30, 2012

File No. 333-169857

Ladies and Gentlemen:

On behalf of SSI Investments II Limited (the “Company”), I am writing in response to comments contained in the letter dated April 5, 2013 (the “Letter”) from Patrick Gilmore of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

Consolidated  Financial Statements

(8) Shareholders’ Equity

(b) Share-Based Compensation, page F-24

1.      Please  explain your consideration of the repurchase feature as a  forfeiture provision and how this feature may impact  the grant date fair value.   In this regard, we refer to you ASC 718-10-30-10 which indicates that any feature that continues after the requisite service period has been  completed would be  considered in determining the grant date fair value but would not necessarily impact  the timing of  recognition.  As part of your response, please tell us how you considered the probability of repurchase when determining the implicit service period. In this regard, we note that ASC 718-10-55-73 indicates that  if vesting is based on satisfying either a market or performance or service  condition and it is probable that  the performance or service  condition will be satisfied then the requisite service period generally is the shortest of the explicit, implicit or derived service periods.

Response:

The Company believes that the repurchase rights at the lower of cost or fair market value held by the Company in the event of voluntary termination without “good reason” prior to an initial public offering (“IPO”) or Change in Control create an implicit performance condition on the options. That is, because any exercised options are subject to forfeiture at the lower of cost or market until the occurrence of an IPO or Change in Control, the employee has not earned any rights associated with the options until the performance condition is met (that is, the employee has not actually vested in the award prior to that point). This repurchase feature expires upon the occurrence of an IPO or Change in Control.

Because this performance condition affects the vesting or exercisability of the awards, the condition is not considered in the determination of the fair value of the award. Further, because this performance condition affects the vesting of the awards, this feature must be considered in determining the requisite service period. That is, while the options have a stated service period associated with them, ASC 718 requires that the substance of the arrangement be considered in determining the requisite service period.  The substance of the award is an option that requires the employee to remain employed through the date of an IPO or Change in Control.

The purpose of the Manager Certificates options was to incentivize the Company’s employees to stay with the Company through an IPO or Change in Control.  One of the reasons the Company structured these awards as options containing a service condition, exercisable for shares whose transfer was restricted and subject to a call by the Company at the lower of cost or fair market value was for the tax benefit of the employees. That is, in anticipation of an IPO or Change in Control an employee could exercise an option and have the ultimate gain on sale of the share treated as a capital gain and not ordinary income. However, if the IPO or Change in Control never takes place, the employee would not have the ability to retain the award in the event of voluntary termination without “good reason.”

The Company notes the definition of a requisite service period under ASC 718 is as follows:

“The period or periods during which an employee is required to provide service in exchange for an award under a share-based payment arrangement. The service that an employee is required to render during that period is referred to as the requisite service. The requisite service period for an award that has only a service condition is presumed to be the vesting period, unless there is clear evidence to the contrary. If an award requires future service for vesting, the entity cannot define a prior period as the requisite service period. Requisite service periods may be explicit, implicit, or derived, depending on the terms of the share-based payment award.  “

ASC 718-10-55-69 through 55-79 provides guidance in determining the requisite service period. That guidance indicates that for awards containing a combination of service, performance and/or market conditions may contain multiple explicit, implicit or derived service periods. In such situations, an entity has to consider all vesting and exercisability conditions and the probability that the performance or service conditions will be satisfied.

That guidance indicates that in situations where an award vests upon the satisfaction of both a service condition and a performance condition (which is true for these options), the entity has to determine which outcomes are probable of achievement. That is, while ASC 718-10-55-73 indicates that  if vesting is based on satisfying either a market or performance or service  condition and it is probable that  the performance or service  condition will be satisfied then the requisite service period generally is the shortest of the explicit, implicit or derived service periods, that is only the case if both conditions are probable. However, the Company has concluded that the performance condition (the occurrence of an IPO or a Change in Control) is not probable as of the issuance of the awards. ASC 718-10-55-76 makes clear that in such situation, no compensation cost is initially recognized unless both the service condition and the performance condition are probable of achievement.

The Company’s response below separately addresses how the requisite service periods were determined for options held by certain executives with a retirement provision (Executive Certificates).

Executive Certificates

Certain executives have the right under their award agreements to retire at a pre-determined age (58 for one such executive and 60 for all others) and be considered to have resigned for “good reason” as defined in the award agreement.  As such, at the time they are retirement eligible, they are no longer subject to the repurchase rights at lower of cost or fair market value held by the Company in the event an employee resigns without “good reason.” Therefore, these employees are not subject to the performance condition as they have the ability to substantively vest in the awards without an IPO or Change in Control (unlike the Manager Certificates), but only upon retirement.  For these options, the Company has determined that the requisite service period for each option was the period from the grant date through the first retirement eligible date for the applicable executive.

2.Alternatively, if you did not consider the repurchase feature  as a  forfeiture provision please tell us what consideration you gave to ASC 718-20-35-2.  In this regard, a contingent feature that could require  an employee to return the equity award would be accounted for if and when the contingent even  occurs and would not necessarily prohibit the recognition of expense prior to that event occurring.

Response:

As previously noted, the Company did consider the repurchase feature to be a forfeiture provision. The Company does not believe that the call at the lower of cost or fair market value is a contingent feature that could require the employee to return an equity award.

ASC 718-20-35-2 states “A contingent feature of an award that might cause an employee to return to the entity either equity instruments earned or realized gains from the sale of equity instruments earned for consideration that is less than fair value on the date of transfer (including no consideration), such as a clawback feature (see paragraph 718-10-55-8), shall be accounted for if and when the contingent event occurs. Example 10 (see paragraph 718-20-55-84) provides an illustration of an award with a clawback feature.”

The Company believes that the call at the lower of cost or fair value creates a requisite service period that exceeds the legal vesting period as discussed above. As the award is not earned until the call provisions expire there is no claw back or call after the award is earned.

3.        In your  response to prior comment 3 in your letter dated January 29, 2013 you indicate that you have  classified  these  awards as equity awards.  Please provide us with your analysis that supports your  classification of these awards as equity.  See ASC 718-10-25-9.

Response:

The Company notes the repurchase features at the lower of cost or fair market value were considered to be forfeiture provisions which did not impact the equity classification of these awards. In our prior letter dated March 13, 2013 we noted there are other repurchase features at fair market value which would result from other types of termination events.

The Company considered the guidance provided by ASC 718-10-25-9(b) and assessed these repurchase rights at fair market value to determine if it is probable that the Company would prevent the employees from bearing the risks and rewards of ownership for a reasonable amount of time (defined as 6 months) from the date the shares are issued upon exercise of the stock option awards.  Since the Company must adhere to section 5.1.1 of the Management Stockholder’s Agreement (previously submitted as Exhibit 4) and exercise such right within 180 days from the date of the employee’s termination of employment (or in the case of shares held for less than 180 days at such time, during a period of 180 days following such time as the shares have been held for at least 180 days from the exercise of the option) the Company is able to avoid purchasing immature shares while still retaining the ability to exercise its repurchase right (and, in fact, is prohibited from exercising its repurchase right in a manner that would result in the purchase of immature shares).  As a result, the Company confirms that it does not intend to repurchase immature shares subject to the repurchase rights at fair market value.  Since it is not probable that the Company will repurchase immature shares, classification of these awards as equity awards is appropriate.

4.        Your response to prior  comment 2 indicates that stock  compensation expense  for optionees that terminate due to retirement should be recorded  based on an  implicit service period that ends at  the earliest date of retirement eligibility.  Please tell us the average length to retirement and explain how you determine the earliest date of retirement eligibility.

Response:

As noted in response to comment 1 above, the Company believes that the requisite service period is the period through the expiration of the call at the lower of fair market value or cost.  Therefore the Company used the period from the grant date to the earliest possible retirement date as the requisite service period.  The Company notes that the average length to retirement (for those optionees holding Executive Certificates) is 5.96 years from the date of option grant.  The Company determined the earliest date of retirement eligibility to be 60 years of age for all executives holding Executive Certificates, except for one executive for which the earliest date of retirement eligibility is 58 years of age.  The Company considered the age of each optionee at the time of grant and for purposes of determining an implicit service period, it is assumed that the optionee would retire at the earliest point for which he would be able to retire under the terms of the Executive Certificates.

5.        We note your disclosure on page F-27 regarding options with performance and market  conditions.  Please describe the performance  and market conditions and tell us whether the options in question are subject  to both performance and market conditions.  As part of your response, please clarify whether the performance conditions are actual performance  conditions or implied performance  conditions.

Response:

With respect to options referred to on page F-27, the options granted under Manager and Executive Certificates contain both performance and market conditions. The agreement requires that the Company’s investors receive cash proceeds from either a dividend, a sale of shares, an IPO or Change in Control.  In addition the Company’s investors need to receive a specified rate of return on their investment in the Company. The Company viewed these requirements as creating actual performance and market conditions.

The performance conditions are met when the Company’s investors receive cash proceeds from a dividend, a sale of shares, an IPO or Change in Control. Market conditions are based on the internal rate of return (IRR) achieved by the Company at the time a performance condition has been met.

For these specific awards, there are no implied performance conditions.

In addition to the aforementioned response, the Company has attached Exhibit 1, which provides the Staff supplemental information regarding the materiality analysis of the aforementioned stock options.

Sincerely,

Thomas J. McDonald, CFO

SSI Investments II, Ltd.